Exhibit 99.1

ZTO Holds Year-End Network Partner Summit

Shanghai, January 22, 2019 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today held its Year-End Network Partner Summit (the “Summit”) in Tonglu, Zhengjiang Province, China.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, addressed the Summit attendees where he recapped the year 2018 by commenting, “We met every target we set for ourselves this year by generating strong parcel volume growth and building out the size and scale of our business. Parcel volume for the year increased 37% to 8.52 billion, over 10 percentage points higher than the industry average. Our market share in terms of parcel volume exceeded 16.8%, strengthening our leading market position.”

“Looking back at 2018, our service quality steadily improved throughout the year. Delivery satisfaction, complaints handling, customer satisfaction, and the Cainiao Index all ranked among the top in the industry. We further enhanced our operational capacity by continuously strengthening the technology across our network and expanding our infrastructure. Each aspect of the ecosystem is maturing, including express delivery, cross-border shipments, LTL business, ZTO commercial, cloud warehousing, aviation, ZTO finance, technologies and media. Alibaba and Cainiao’s investment in ZTO have created new opportunities for both parties to supercharge joint innovation and development to accelerate the digitalization of the logistics industry.”

“We firmly believe that China’s express delivery industry will continue to grow rapidly, even as China’s macroeconomic outlook slows. With the market maturing, the pace of industry consolidation will accelerate. We expect delivery prices to eventually stabilize and begin rising again in the near-future as express delivery companies that are able to offer cost-effective, efficient and high-quality delivery services gain more bargaining power.”

“Looking forward to 2019, our goal is to achieve a parcel volume growth rate of 15 percentage points higher than the industry average, steadily expand our market share, and further improve the quality of our services and customer satisfaction. We will continue to build out our ecosystem by facilitating greater technological innovation, and further empower our network partners. We will also work to improve the quality and efficiency of the entire network and in particular our network of last-mile delivery outlets, motivate delivery personnel, strengthen our transit and sorting capabilities, and enhance brand awareness and service quality.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. ZTO may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZTO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ZTO undertakes no duty to update such information, except as required under applicable law.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Contacts:

ZTO

Ms. Sophie Li

Investor Relations Director

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com